Exhibit 1.02

Precision Castparts Corp. Conflict Minerals Report
Calendar Year 2013

This Conflicts Minerals Report (the “Report”) is prepared by Precision Castparts Corp. and consolidated subsidiaries (the “Company”, “we” or “our”) to comply with the disclosure obligations related to use of gold, columbite-tantalite (coltan), cassiterite, and wolframite, including their derivatives tantalum, tin and tungsten pursuant to Rule 13p-1 of the Securities Exchange Act of 1934 (the “Rule”). Except as otherwise defined, capitalized terms used herein have the meanings given in the Rule.

Reasonable Country of Origin Inquiry

The Company developed a reasonable country of origin inquiry (RCOI) process with reference to the framework in the Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas: Second Edition and the related supplements.

The Company produces metals and metal alloys and converts metals and metal alloys into components and products. The primary metals and metal alloys manufactured and used by the Company are titanium, nickel and cobalt-based alloys. The Company’s operations include:

•	Manufacturing metal alloys for internal use and for sale to third parties

•	Manufacturing metal components from metal alloys

•	Manufacturing industrial products from components that include metals

A team including corporate and division-level personnel led the RCOI effort, and assessed risks within these three categories as follows.

Alloy Manufacturing Operations. The Company’s alloy manufacturing businesses produce nickel and titanium alloys in all standard mill forms from large ingots and billets to plate, foil, sheet, strip, tubing, bar, rod, extruded shapes, rod-in-coil, wire and welding consumables, as well as cobalt alloys. The chemical composition of the alloys manufactured and used in our products is prescribed by precise formulas designed to achieve specific performance properties such as high temperature strength, corrosion resistance and similar properties and commonly require small amounts of tantalum, tungsten or tin, as well as other metals such as molybdenum, as part of the alloy blend to achieve the required performance characteristics.

We use both scrap and recycled (revert) metals and non-scrap (virgin) supply sources for our source metals. Our revert metal management group sources scrap and recycled metal from internal and external sources. Because alloy specifications determine the revert/virgin ratio, we closely manage scrap and recycled metal sourcing and use. Therefore, using our own records as part of the RCOI process, we were able to confirm the status of some of our metals as solely from recycled or scrap sources. To the extent metals were sourced from virgin supply sources, we required the purchasing manager of each metal and metal alloy manufacturing operation to inventory first tier suppliers of tantalum, tungsten and tin and to indicate whether or not the supplier was a smelter. Division-level personnel reviewed the reported information for adequacy and accuracy. These operations were then tasked to pursue first tier supplier certifications and consult approved smelter lists, each as described further below.

Component Manufacturing Operations. The Company’s component manufacturing operations purchase metal alloys including ingots, billets, plate, foil, sheet, strip, tubing, bar, rod, and wire. Some of these metal alloys are purchased from the Company’s internal alloy manufacturing operations and some of these alloy materials are acquired from third party suppliers. The component manufacturing operations apply melting, casting, forging, cutting and bending processes to these alloys to form high-quality investment castings, forgings, fasteners systems and aerostructures for aerospace and power applications; and seamless pipe for coal-fired, industrial gas turbine and other uses.

Because the chemical composition of the alloys used in the component parts is critical to the customer’s ultimate product specifications, the customer specifies the exact alloy required for each component manufactured. As a result, each component manufacturing operation has full record of the chemical composition of the specific alloys it uses and whether each contains tantalum, tungsten or tin. Our reasonable country of origin inquiry with respect to our component parts businesses included obtaining from the purchasing manager of each component manufacturing operation a specific list of the suppliers to that operation of any alloys containing tantalum, tungsten or tin. Some of the Company’s metal component manufacturing operations confirmed that they obtain their metals exclusively from the Company’s internal alloy-manufacturing operations and were able to rely upon the country of origin inquiry process conducted by these affiliates as noted under Alloy Manufacturing Operations, above. Other operations reported use of external suppliers, and were required to inventory the suppliers, indicate whether or not the supplier was a smelter, and whether any supplier was believed to be supplying from scrap or recycled sources. Division-level personnel reviewed the reported information for adequacy and accuracy. These operations then were tasked to pursue first tier supplier certifications and refer to approved smelter lists, each as described further below

Products Manufactured from Components. A very small number of the Company’s operations manufacture products from components. These purchased components include some internally supplied components but also switches, capacitors, printed circuit boards, light bulbs and similar products purchased from third parties. Our reasonable country of origin inquiry included an inventory of purchased products and suppliers. We inquired about the use of tantalum, tungsten, tin and gold, and identified the use of all four minerals within the purchased components. Division-level personnel reviewed the reported information for adequacy and accuracy. These operations then were tasked to pursue first tier supplier certifications and consult approved smelter and refiner lists.

Supplier Inquiries and Other Efforts. After completing the inventories and assessing chain of custody on scrap and recycled sourced metals, the Company’s RCOI made inquiry of each operation’s first level suppliers. Using templates tailored to the products supplied, each operation requested certifications from its external suppliers of metals or components containing tantalum, tungsten, tin or gold. The requested certification asked for confirmation from the supplier of the metal supplied, whether it was solely from recycled or scrap sources, and whether it originated from the DRC or an adjoining country. This process was commenced in January 2014 with responses requested to cover calendar year 2013. This certification process built upon a similar request process that the Company initiated one year earlier with the same supplier base in anticipation of the 2013 reporting obligation.

Between January 2014 and the filing date, the Company has engaged in continued solicitation efforts to obtain certifications from all suppliers. A majority of suppliers responded confirming that the metals did not originate from the DRC or an adjoining country. Others stated that they could not provide sufficient information to confirm that conclusion or to enable the Company to independently reach that conclusion due to inadequate information obtained from their own suppliers or inability to verify smelter status. We separately compared our smelter suppliers and smelters identified by our first tier suppliers as their sub-suppliers against the list developed by the Conflict Free Smelter Program. Some suppliers were listed as Conflict Free Smelters. Others were listed as progressing toward that status or were not listed. We are continuing to work with our suppliers toward achieving a more complete response.

Based on the RCOI, the Company is currently unable to determine whether certain of its products contain tungsten, tantalum, tin or gold that originated in the Democratic Republic of the Congo or an adjoining country. Therefore, the products are DRC conflict undeterminable.

Mitigation Steps

Steps taken and to be taken to mitigate the risk that the Company’s tantalum, tungsten, tin or gold originate in the DRC or benefit an armed group include:

•	Continued engagement with our global supply chain partners to conduct reasonable, risk-based due diligence of our supply chain

•	Increased inclusion of conflict mineral compliance language in contracts and purchase orders

•
Upon identification of any sources of supply of gold, tantalum, tin or tungsten that are not confirmed to have originated outside of the DRC or an adjoining country or to be from scrap or recycled sources, institute remedial action including consideration of alternative suppliers